                                                        EXHIBIT 20.1


FOR IMMEDIATE RELEASE:
- ----------------------
Media contact:       Chuck Duddles
                     Executive Vice President, Chief Financial Officer
Phone:               619/671-2470
Date:                July 29, 1996



        Foodmaker, Inc. Adopts Stockholder Rights Plan

          SAN DIEGO -- Foodmaker, Inc. today announced that its Board of Directors has adopted a Stockholder Rights Plan designed to assure that all Foodmaker stockholders would receive fair treatment in any takeover of the company. The Plan provides for the distribution of one Right for each share of common stock outstanding on August 15, 1996.

          In making the announcement, Jack Goodall, the Company's chairman, stated: "The Rights are designed to enable the Board of Directors to act effectively on behalf of stockholders in response to any takeover bid. The plan is not intended to prevent or discourage an offer for the company that is commensurate with its value and is presented in a manner permitting full review and negotiation." Goodall also noted that "the company has not received any unsolicited acquisition proposal at this time."

Page 2 -- Foodmaker, Inc.

          The Rights Plan provides that in the event any person becomes the beneficial owner of 20% or more of the outstanding common shares, each Right (other than a Right held by the 20 percent stockholder) will be exercisable, on and after the close of business on the tenth business day following such event, to purchase Foodmaker common shares having a market value equal to two times the then current exercise price
(initially $40). The Plan further provides that if, on or after the occurrence of such event, the company is merged into any other corporation or 50 percent or more of the company's assets or earning power are sold, each Right (other than a Right held by the 20 percent stockholder) will be exercisable to purchase common shares of the acquiring corporation having a market value equal to two times the then current exercise price.

          The Rights expire on July 26, 2006 (unless previously triggered), and are subject to redemption by the Board of Directors at $.001 per Right at any time prior to the first date upon which they become exercisable to purchase common shares.

          Foodmaker will provide stockholders with further details of the Rights Plan in a letter to be mailed in the next several weeks.

          Foodmaker, Inc. operates and franchises 1,259 Jack in the Box restaurants, primarily in the western and southwestern
United States. With $1 billion in annual revenues, the company has 25,000 employees and is headquartered in San Diego.